Exhibit 99.2
Consolidated Balance Sheets

(Unaudited)		September 30,	December 31,
U.S.$ millions	Note	2026	2025
ASSETS
Current Assets
Cash and cash equivalents		564	549
Accounts receivable		1,068	1,107
Inventories		127	100
Other current assets		356	259
Total Current Assets		2,115	2,015
Plant, Property and Equipment, Net		7,989	8,210
Equity Investments		718	743
Deferred Tax Assets		27	23
Other Long-term Assets		188	202
TOTAL ASSETS		11,037	11,193
LIABILITIES
Current Liabilities
Accounts payable and other		1,339	1,135
Dividends payable	6	104	104
Senior unsecured notes - current	8	590	—
Accrued interest		94	102
Total Current Liabilities		2,127	1,341
Other Long-term Liabilities		172	179
Senior Unsecured Notes	8	3,740	4,682
Junior Subordinated Notes	8	1,086	1,086
Deferred Income Tax Liabilities		1,249	1,196
Total Liabilities		8,374	8,484
SHAREHOLDERS' EQUITY
Common shares (2026 - 209 million shares, 2025 - 208 million shares)	6	2,210	2,201
Additional paid-in capital		661	661
Accumulated deficit		(34)	(32)
Accumulated other comprehensive loss		(174)	(121)
Total Shareholders' Equity		2,663	2,709
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		11,037	11,193
Contingencies (Note 10)
Variable Interest Entities (Note 11)

See accompanying notes to the consolidated interim financial statements.
South Bow Corporation Third Quarter 2026 Interim Financial Statements | 1

Consolidated Statements of Income

(Unaudited)		Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions, except share and per-share amounts	Note	2026	2025	2026	2025
Revenues	4	503	461	1,540	1,483
Income from Equity Investments		13	12	40	38
Operating and Other Expenses
Plant operating costs and other		180	168	554	535
Commodity purchases resold		96	80	231	243
Depreciation and amortization		62	64	191	189
Other		(4)	2	(4)	5
		334	314	972	972

Other Income		—	(20)	—	(20)
Financial Charges
Interest expense	8	86	84	254	248
Interest income and other	8	(12)	(9)	(28)	(23)
		74	55	226	205
Income before Income Taxes		108	104	382	344
Income tax expense (recovery)
Current		(13)	(71)	18	(39)
Deferred		22	82	54	106
		9	11	72	67
Net Income		99	93	310	277

Net Income per Common Share - Basic	7	0.47	0.45	1.49	1.33
Net Income per Common Share - Diluted	7	0.47	0.45	1.49	1.33

Weighted Average Number of Common Shares (millions) - Basic	7	208.6	208.2	208.5	208.2
Weighted Average Number of Common Shares (millions) - Diluted	7	208.8	208.8	208.7	208.7
Consolidated Statements of Comprehensive Income

(Unaudited)	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2026	2025	2026	2025
Net income	99	93	310	277
Foreign currency translation - net investment hedge	—	(25)	(38)	37
Foreign currency translation - other	1	22	(15)	7
Comprehensive Income	100	90	257	321
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation Third Quarter 2026 Interim Financial Statements | 2

Consolidated Statements of Cash Flows

(Unaudited)		Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	Note	2026	2025	2026	2025
Operating Activities
Net income		99	93	310	277
Depreciation and amortization		62	64	191	189
Deferred income tax expense		22	82	54	106
Income from equity investments		(13)	(12)	(40)	(38)
Distributions received from operating activities of equity investments		21	14	42	51
Unrealized loss (gain) on financial instruments	9	7	(17)	2	(25)
Unrealized foreign exchange loss (gain)		1	(11)	9	(3)
Gain on debt extinguishment	8	(5)	—	(5)	—
Other		—	(2)	—	—
Increase (decrease) in operating working capital		79	(15)	151	(42)
Net Cash Provided by Operating Activities		273	196	714	515
Investing Activities
Capital expenditures		(18)	(52)	(63)	(118)
Keystone XL contractual recoveries		—	—	—	3
Proceeds from sales of assets, net of transaction costs		—	—	1	—
Net Cash Used in Investing Activities		(18)	(52)	(62)	(115)
Financing Activities
Repurchase and extinguishment of senior unsecured notes	8	(314)	—	(314)	—
Exercised stock options	6	2	1	9	5
Dividends paid		(104)	(104)	(312)	(312)
Net Cash Used in Financing Activities		(416)	(103)	(617)	(307)
Effect of foreign exchange rate changes on cash and cash equivalents		(1)	8	(20)	11
Increase (Decrease) in Cash and Cash Equivalents		(162)	49	15	104

Cash and Cash Equivalents, Beginning of Period		726	452	549	397

Cash and Cash Equivalents, End of Period		564	501	564	501
Supplementary Cash Flow Information
Cash income taxes paid		3	—	30	38
Cash interest paid		83	66	248	260
Capital expenditures non-cash accruals		5	(13)	29	28
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation Third Quarter 2026 Interim Financial Statements | 3

Consolidated Statements of Changes in Shareholders' Equity

(Unaudited) U.S.$ millions	Note	Share Capital	APIC [1]	Accumulated Deficit	AOCI [2]	Total
December 31, 2024		2,196	661	(49)	(198)	2,610
Net income		—	—	277	—	277
Exercise of stock options	6	5	—	—	—	5
Dividends	6	—	—	(312)	—	(312)
Foreign currency translation - net investment hedge		—	—	—	37	37
Foreign currency translation - other		—	—	—	7	7
September 30, 2025		2,201	661	(84)	(154)	2,624

December 31, 2025		2,201	661	(32)	(121)	2,709
Net income		—	—	310	—	310
Exercise of stock options	6	9	—	—	—	9
Dividends	6	—	—	(312)	—	(312)
Foreign currency translation - net investment hedge		—	—	—	(38)	(38)
Foreign currency translation - other		—	—	—	(15)	(15)
September 30, 2026		2,210	661	(34)	(174)	2,663
1.Additional paid-in capital.
2.Accumulated other comprehensive income (loss).
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation Third Quarter 2026 Interim Financial Statements | 4

Notes to the Consolidated Interim Financial Statements
1. Basis of Presentation and Accounting Policies
These consolidated interim financial statements (the "interim financial statements") of South Bow Corporation ("South Bow" or the "Company") are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and presented in United States dollars ("U.S.$" or "U.S. dollars"). The accounting policies applied are consistent with those outlined in South Bow's annual audited consolidated financial statements for the year ended December 31, 2025, and should be read in conjunction with these interim financial statements.
These interim financial statements reflect all normal recurring adjustments that are, in the opinion of Management, necessary to reflect fairly the financial position and results of operations for the respective periods. The Company's results for the interim period may not be indicative of results for the fiscal year primarily due to fluctuations in throughput volumes on the Keystone Pipeline System and the marketing activities undertaken by the Company. Results, including revenues, may be impacted by fluctuations in foreign exchange rates, primarily related to the Company's Canadian dollar-denominated operations.
The presentation of certain prior period comparatives has been updated for consistency with the current year's presentation.
Use of Estimates and Judgments
In preparing the interim financial statements, South Bow is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.
2. Accounting Policy Changes
Future Accounting Changes Not Yet Adopted
Disaggregation of Income Statement Expenses
In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update 2024-03 Disaggregation of Income Statement Expenses, which requires additional disclosures pertaining to certain costs and expenses in the notes to the consolidated financial statements. This new guidance is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance is to be applied prospectively, with retrospective application permitted. The Company will adopt the guidance for the year ended December 31, 2027, and is currently evaluating the impact on its consolidated financial statements and related disclosures.
South Bow Corporation Third Quarter 2026 Interim Financial Statements | 5

3. Operating Segments Results
South Bow operates through three reportable segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other, which includes corporate activities. These segments are aligned with the Company's internal management structure and represent distinct business operations that provide products and services within areas of operation.
The following table summarizes segment results for the three months ended September 30, 2026:

Three Months Ended September 30, 2026	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Revenue from contracts with customers [1]	393	—	9	402
Marketing activities	—	101	—	101
Other revenues	—	—	—	—
Segment Revenues	393	101	9	503

Income from equity investments	3	—	10	13
Plant operating costs and other [1]	(162)	(15)	(3)	(180)
Commodity purchases resold	—	(96)	—	(96)
Other segment items [2]	—	7	1	8
Segment Normalized EBITDA	234	(3)	17	248

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	(2)	—	(84)	(86)
Depreciation and amortization	(59)	—	(3)	(62)
Interest income and other	2	—	10	12
Normalizing items [4]	4	(7)	(1)	(4)
Segment Income (Loss) before Income Taxes	179	(10)	(61)	108
Capital expenditures [5]	2	—	11	13
1.The Chief Operating Decision Maker ("CODM") reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the three months ended September 30, 2026, the Marketing segment transacted with the Keystone Pipeline System, resulting in $29 million of intercompany revenue in the Keystone Pipeline System segment, with an offsetting expense in the Marketing segment. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing items that are not representative of the segments' core operations and are adjusted out of segment normalized EBITDA. These include other expenses per the consolidated statements of income, unrealized gains (losses) on derivatives, and Keystone XL costs and other.
3.Interest expense is primarily associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to normalized EBITDA to reconcile to consolidated income (loss) before income taxes.
5.Capital expenditures for additions to plant, property and equipment include non-cash accruals.

South Bow Corporation Third Quarter 2026 Interim Financial Statements | 6

The following table summarizes segment results for the three months ended September 30, 2025:

Three Months Ended September 30, 2025	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Revenue from contracts with customers [1]	237	—	5	242
Marketing activities	—	94	—	94
Other revenues	125	—	—	125
Segment Revenues	362	94	5	461

Income from equity investments	2	—	10	12
Plant operating costs and other [1]	(147)	(15)	(6)	(168)
Commodity purchases resold	—	(80)	—	(80)
Other segment items [2]	43	(16)	2	29
Segment Normalized EBITDA	260	(17)	11	254

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	(1)	—	(83)	(84)
Depreciation and amortization	(60)	—	(4)	(64)
Interest income and other	4	2	3	9
Other income	20	—	—	20
Normalizing items [4]	(45)	16	(2)	(31)
Segment Income (Loss) before Income Taxes	178	1	(75)	104
Capital expenditures [5]	9	—	30	39
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the three months ended September 30, 2025, the Marketing segment transacted with the Keystone Pipeline System, resulting in $29 million of intercompany revenue in the Keystone Pipeline System segment, with an offsetting expense in the Marketing segment. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing items that are not representative of the segments' core operations. These include other expenses per the consolidated statements of income, unrealized gains (losses) on derivatives, adjustments relating to Keystone variable toll disputes, separation costs associated with the spinoff from TC Energy Corporation ("Former Parent") to form South Bow as a new publicly traded company, completed on October 1, 2024 (the "Spinoff"), and Keystone XL costs and other.
3.Interest expense is primarily associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to normalized EBITDA to reconcile to consolidated income (loss) before income taxes.
5.Capital expenditures for additions to plant, property and equipment include non-cash accruals.

South Bow Corporation Third Quarter 2026 Interim Financial Statements | 7

The following table summarizes segment results for the nine months ended September 30, 2026:

Nine Months Ended September 30, 2026	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Revenue from contracts with customers [1]	1,229	—	21	1,250
Marketing activities	—	288	—	288
Other revenues	1	—	1	2
Segment Revenues	1,230	288	22	1,540

Income from equity investments	9	—	31	40
Plant operating costs and other [1]	(494)	(51)	(9)	(554)
Commodity purchases resold	—	(231)	—	(231)
Other segment items [2]	(19)	2	7	(10)
Segment Normalized EBITDA	726	8	51	785

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	(2)	—	(252)	(254)
Depreciation and amortization	(179)	—	(12)	(191)
Interest income and other	10	3	15	28
Normalizing items [4]	23	(2)	(7)	14
Segment Income (Loss) before Income Taxes	578	9	(205)	382
Capital expenditures [5]	13	—	21	34
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the nine months ended September 30, 2026, the Marketing segment transacted with the Keystone Pipeline System, resulting in $100 million of intercompany revenue in the Keystone Pipeline System segment, with an offsetting expense in the Marketing segment. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing items that are not representative of the segments' core operations and are adjusted out of segment normalized EBITDA. These include other expenses per the consolidated statements of income, unrealized gains (losses) on derivatives, Keystone variable toll disputes, separation costs associated with the Spinoff, expenses for preliminary business development project activities, and charges relating to Keystone XL costs and other.
3.Interest expense is primarily associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to normalized EBITDA to reconcile to consolidated income (loss) before income taxes.
5.Capital expenditures for additions to plant, property and equipment include non-cash accruals.

South Bow Corporation Third Quarter 2026 Interim Financial Statements | 8

The following table summarizes segment results for the nine months ended September 30, 2025:

Nine Months Ended September 30, 2025	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Revenue from contracts with customers [1]	1,029	—	14	1,043
Marketing activities	—	313	—	313
Other revenues	127	—	—	127
Segment Revenues	1,156	313	14	1,483

Income from equity investments	7	—	31	38
Plant operating costs and other [1]	(477)	(48)	(10)	(535)
Commodity purchases resold	—	(243)	—	(243)
Other segment items [2]	43	(24)	8	27
Segment Normalized EBITDA	729	(2)	43	770

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	(1)	—	(247)	(248)
Depreciation and amortization	(178)	—	(11)	(189)
Interest income and other	8	2	13	23
Other income	20	—	—	20
Normalizing items [4]	(48)	24	(8)	(32)
Segment Income (Loss) before Income Taxes	530	24	(210)	344
Capital expenditures [5]	22	—	124	146
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the nine months ended September 30, 2025, the Marketing segment transacted with the Keystone Pipeline System, resulting in $97 million of intercompany revenue in the Keystone Pipeline System segment, with an offsetting expense in the Marketing segment. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing items that are not representative of the segments' core operations. These include other expenses per the consolidated statements of income, unrealized gains (losses) on derivatives, adjustments relating to Keystone variable toll disputes, separation costs associated with the Spinoff, tariff charges, and Keystone XL costs and other.
3.Interest expense is primarily associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to normalized EBITDA to reconcile to consolidated income (loss) before income taxes.
5.Capital expenditures for additions to plant, property and equipment include non-cash accruals.
The following table summarizes total long-term assets by segment:

	September 30,	December 31,
U.S.$ millions	2026	2025
Keystone Pipeline System	7,838	8,063
Marketing	12	18
Intra-Alberta & Other	1,072	1,097
	8,922	9,178
South Bow Corporation Third Quarter 2026 Interim Financial Statements | 9

4. Revenues
Disaggregation of Revenues

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2026	2025	2026	2025
Revenues from contracts with customers
Capacity arrangements and transportation [1]	402	411	1,250	1,212
Other [2]	—	(169)	—	(169)
	402	242	1,250	1,043
Marketing activities [3]	101	94	288	313
Other revenues	—	125	2	127
Total Revenues	503	461	1,540	1,483
1.For the three and nine months ended September 30, 2026, capacity arrangements and transportation revenues include $9 million and $22 million, respectively (2025 – $5 million and $14 million, respectively) relating to the Intra-Alberta & Other segment. The remaining revenue relates to the Company's Keystone Pipeline System segment.
2.Other revenues from contracts with customers of $169 million for the three and nine months ended September 30, 2025, relate to amounts accrued under the Withdrawal of Variable Toll Disputes. Other revenues also include $126 million accrued for the indemnification asset from the Former Parent in connection with the Withdrawal of Variable Toll Disputes.
3.Relates to revenue from the Company's marketing activities and financial instruments. Refer to Note 9, Risk Management and Financial Instruments for additional information.
For the three months ended September 30, 2026, four major customers accounted for $151 million, $82 million, $44 million, and $44 million, respectively, in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2025 – three major customers accounted for $156 million, $83 million, and $48 million, respectively).
For the nine months ended September 30, 2026, four major customers accounted for $461 million, $243 million, $133 million, and $125 million, respectively, in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2025 – three major customers accounted for $471 million, $240 million, and $135 million, respectively).
Contract Balances

	September 30,	December 31,	Affected Line Item on the Consolidated Balance Sheets
U.S.$ millions	2026	2025
Receivables from contracts with customers	228	475	Accounts receivable
Contract liabilities [1]	17	16	Accounts payable and other
Long-term contract liabilities	23	24	Other long-term liabilities
1.During the three and nine months ended September 30, 2026, $3 million and $9 million, respectively (2025 – $3 million and $9 million, respectively), of revenues were recognized that were included in contract liabilities at the beginning of the year.
Contract liabilities and long-term contract liabilities represent unearned revenue for contracted services.
Future Revenues from Remaining Performance Obligations
As at September 30, 2026, future revenues from long-term pipeline capacity arrangements and transportation contracts extending through 2048 are approximately $5.9 billion, of which approximately $256 million is expected to be recognized through the remainder of 2026.
Revenues related to the following are not included in the future revenues above:
•contracts with performance obligations that have original expected duration of one year or less; and
•constrained variable considerations from uncontracted capacity as volumes cannot be estimated.
South Bow Corporation Third Quarter 2026 Interim Financial Statements | 10

5. Spinoff Transaction
The Spinoff was executed under a Separation Agreement with various other agreements outlining the governance of the Company's relationship with its Former Parent during a transition period, including, but not limited to, the Transition Services Agreement ("TSA"), the Tax Matters Agreement, and the Employee Matters Agreement. During the nine months ended September 30, 2026, the Former Parent billed the Company nominal charges for services pursuant to the TSA (2025 - $8 million).
The Separation Agreement outlines key provisions of the separation of South Bow into a standalone entity and specifies the assets, liabilities, and contracts assigned to the Company in the Spinoff, as well as certain indemnification obligation arrangements for ongoing matters which existed prior to Spinoff. Under this agreement, the Former Parent agreed to indemnify South Bow for 86 per cent of total assets, liabilities, and costs associated with the Milepost 14 ("MP-14") incident, Keystone XL contractual recoveries, and the variable toll disputes on the Keystone Pipeline System up to October 1, 2024, subject to a maximum liability to South Bow of $21 million (C$30 million), in aggregate.
During the three months ended September 30, 2026, the Company paid $8 million relating to indemnified liabilities associated with the Withdrawal of Keystone Variable Toll Disputes. As a result of this payment, the Company reached the maximum liability provided for under the Separation Agreement.
At September 30, 2026, the Company has remaining liabilities of $30 million relating to the MP-14 costs as well as a $30 million receivable from its Former Parent under the indemnification terms. Refer to Note 10, Contingencies for additional information.
6. Common Shares
The Company is authorized to issue an unlimited number of common shares and first and second preferred shares up to 20 per cent of the issued common shares outstanding.

U.S.$ millions, except where noted	Common Shares	Common Shares ($)
Balance at December 31, 2024	208,041,109	2,196
Issued on exercise of stock options	209,403	5
Balance at December 31, 2025	208,250,512	2,201
Issued on exercise of stock options	412,493	9
Balance at September 30, 2026	208,663,005	2,210
Dividends Declared
The Company's dividend payable of $104 million ($0.50 per share) was declared on August 5, 2026, and paid on October 15, 2026, to shareholders of record at the close of business on September 29, 2026.
South Bow Corporation Third Quarter 2026 Interim Financial Statements | 11

7. Net Income per Share
The following table summarizes the Company's net income per share for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions, except share and per-share amounts	2026	2025	2026	2025
Net income	99	93	310	277
Weighted average common shares outstanding (millions) - basic	208.6	208.2	208.5	208.2
Net Income per Share - Basic	0.47	0.45	1.49	1.33
Dilutive impact of share-based awards (millions) [1]	0.2	0.6	0.2	0.5
Weighted average common shares outstanding (millions) - diluted	208.8	208.8	208.7	208.7
Net Income per Share - Diluted	0.47	0.45	1.49	1.33
1.The dilutive impact considers the effect of the potential exercise of share-based awards and excludes any effect where the potential exercise would be anti-dilutive. At September 30, 2026, nil options were considered anti-dilutive (September 30, 2025 - nil options).
8. Debt
Long-term Debt
The Company completed its initial debt offering on August 28, 2024, comprised of U.S. and Canadian dollar-denominated senior unsecured notes (collectively, the "Senior Notes") and U.S. dollar-denominated junior subordinated notes (the "Junior Notes"). Interest rates are fixed on these notes, and interest is paid semi-annually. The Senior Notes are unsecured and rank equal in right of payment with all existing and future senior indebtedness. The Senior Notes rank senior in right of payment to all future indebtedness that is expressly subordinated in right of payment to the notes (including the Junior Notes).
During the three months ended September 30, 2026, the Company repurchased and extinguished $320 million aggregate principal amount of its U.S. dollar-denominated Senior Notes for cash consideration of $314 million, resulting in a $5 million gain on extinguishment, net of unamortized debt issuance costs, recorded in interest income and other in the consolidated statements of income. The following tables summarize the Senior Notes and Junior Notes outstanding as at September 30, 2026 and December 31, 2025:
South Bow Corporation Third Quarter 2026 Interim Financial Statements | 12

U.S.$ millions, except where noted			September 30, 2026	December 31, 2025
Debt Instrument	Maturity	Rate	Amount Outstanding
U.S. Dollar-denominated Debt
Senior unsecured notes	September 2027	4.91%	591	700
Senior unsecured notes	October 2029	5.03%	905	1,000
Senior unsecured notes	October 2034	5.58%	1,156	1,250
Senior unsecured notes	October 2054	6.18%	678	700
			3,330	3,650
Canadian Dollar-denominated Debt
Senior unsecured notes (C$450 million)	February 2030	4.32%	317	328
Senior unsecured notes (C$500 million)	February 2032	4.62%	352	365
Senior unsecured notes (C$500 million)	February 2035	4.93%	352	365
			1,021	1,058
Less: unamortized debt issue costs and other			(21)	(26)
Total Senior Notes			4,330	4,682
Less current portion of Senior Notes			(590)	—
Total Non-current Senior Notes			3,740	4,682

U.S.$ millions, except where noted			September 30, 2026	December 31, 2025
Debt Instrument	Maturity	Rate	Amount Outstanding
U.S. Dollar-denominated Debt
Junior subordinated notes [1]	March 2055	7.63%	450	450
Junior subordinated notes [2]	March 2055	7.50%	650	650
			1,100	1,100
Less: unamortized debt issue costs and other			(14)	(14)
Total Junior Notes			1,086	1,086
1.Subject to first rate reset on March 1, 2030 and every fifth year after 2030.
2.Subject to first rate reset on March 1, 2035 and every fifth year after 2035.
Principal Repayments
At September 30, 2026, principal repayments on the Company's long-term debt were as follows:

U.S.$ millions	Total	2026	2027	2028	2029	2030	Thereafter
Long-term debt principal repayments	5,451	—	591	—	905	317	3,638
South Bow Corporation Third Quarter 2026 Interim Financial Statements | 13

Interest Expense

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2026	2025	2026	2025
Interest on Senior Notes [1]	62	61	183	183
Interest on Junior Notes [1]	21	21	62	62
Amortization and other financial charges [2]	3	5	10	9
Capitalized interest	—	(3)	(1)	(6)
	86	84	254	248
1.Interest on Senior Notes and Junior Notes is paid semi-annually. At September 30, 2026, accrued interest for the Senior Notes was $87 million (December 31, 2025 - $74 million) and accrued interest on the Junior Notes was $7 million (December 31, 2025 - $28 million).
2.Includes amortization of debt issuance, premium, and discount costs associated with Senior Notes and Junior Notes. Other financial charges include bank service charges and carrying charges.
Credit Facilities
On October 3, 2025, the Company renewed its four-year senior unsecured revolving credit facility of $1.4 billion (C$2.0 billion), extending its maturity to October 1, 2029. The commitment remains at C$2.0 billion with no modifications made to the Facility's financial covenants. At September 30, 2026, $1.4 billion (C$2.0 billion) of capacity was available and nil was drawn on the Facility.
The Company's Facility includes affirmative, negative, and financial covenants that require the Company to comply with certain operational and financial requirements on an ongoing basis, which, if breached, could result in accelerated repayment or termination of the agreement. As at September 30, 2026, the Company was in compliance with the covenants in all material respects.
The Company has three additional Canadian dollar-denominated bi-lateral credit facilities in place. At September 30, 2026, the total capacity of these facilities was $106 million (C$150 million), with outstanding letters of credit of $19 million (C$28 million) currently drawn against them.
Interest Income and Other

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2026	2025	2026	2025
Interest income	9	11	26	20
Gain on debt extinguishment	5	—	5	—
Foreign exchange gains (losses)	(2)	(2)	(3)	3
	12	9	28	23
9. Risk Management and Financial Instruments
Risk Management Overview
The Company has exposure to various financial risks and has strategies, policies, and limits in place to manage the impact of these risks on its earnings and cash flows.
Risk management strategies, policies, and limits are designed to ensure the Company's risks and related exposures are in line with South Bow's business objectives and risk tolerance. The Company's risks are managed within limits that are established by the Board of Directors (the "Board"), implemented by Management, and monitored by the risk management, internal audit, and business segment groups. South Bow's Audit Committee and Governance & Risk Committee of the Board oversee how Management monitors compliance with risk management policies and procedures, as well as Management's review of the adequacy of the Company's risk management framework.
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Market Risk
The Company constructs and invests in crude oil pipeline systems, purchases and sells commodities, including amounts in foreign currencies, and invests in foreign operations. Certain of these activities expose the Company to market risk from changes in commodity prices, foreign exchange, and liquidity risk, which may impact the Company's earnings, cash flows, and the value of its financial assets and liabilities. The Company assesses contracts used to manage market risk to determine whether all, or a portion, meets the definition of a derivative.
Derivative contracts that the Company uses to assist in managing exposure to market risk may include the following:
•forwards and futures contracts – agreements to purchase or sell a specific financial instrument or liquids commodity at a specified price and date in the future; and
•options – agreements that convey the right, but not the obligation, of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.
Commodity Price Risk
The Company's marketing business enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements, fixing a portion of the exposure on these contracts by entering into financial instruments to manage price fluctuations that arise from physical commodity transactions.
Crude oil prices could impact investment in upstream development, expansion, and production, which could impact opportunities for the Company to expand its asset base or re‑contract with customers as contractual agreements expire.
Liquidity Risk
Liquidity risk is the risk that suitable sources of funding for the Company's business activities may not be available. South Bow manages liquidity risk by maintaining bank credit facilities, continuously managing forecasted and actual cash flows, and monitoring the maturity profiles of financial assets and liabilities. The Company has access to a wide range of funding at competitive rates through capital markets and banks to meet the immediate and ongoing requirements of the business.
Foreign Exchange Risk
A portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its comprehensive income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
South Bow is exposed to foreign exchange risk in its Canadian-dollar functional currency entity which holds U.S. dollar-denominated debt. This foreign exchange risk is offset by the designation of its U.S. dollar-denominated Junior Notes as a net investment hedge in foreign operations. The net investment hedge is perfectly effective and any foreign exchange gain or loss, as determined by the respective period-end rate, is reported as cumulative translation adjustment within AOCI.

	September 30,	December 31,
U.S.$ millions	2026	2025
Notional amount of U.S. dollar-denominated Junior Notes	1,100	1,100
Fair value of U.S. dollar-denominated Junior Notes	1,119	1,165
Cumulative translation adjustment recognized in AOCI	(50)	(12)
Counterparty Credit Risk
South Bow's exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries and certain available-for-sale financial assets, and derivative assets.
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At times, the Company's counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability, and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce the Company's counterparty credit risk exposure in the event of default, including:
•contractual rights and remedies, together with the utilization of contractually-based financial assurances;
•the competitive position of the Company's assets and the demand for the Company's services; and
•the potential recovery of unpaid amounts through bankruptcy and similar proceedings.
South Bow reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for Management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in plant operating costs and other in the consolidated statements of income.
Entering into derivative instruments may result in exposure to credit risk from the possibility that a counterparty will default on its contractual obligations. In order to mitigate this risk, the Company enters into derivative transactions primarily with institutions that possess strong investment-grade credit ratings. Credit risk relating to derivative counterparties is mitigated through the maintenance and monitoring of credit exposure limits, contractual requirements, and netting arrangements. The Company also reviews counterparty credit exposure using external credit rating services and other analytical tools to manage credit risk.
The Company had no significant credit losses and no significant amounts impaired at September 30, 2026 and 2025, respectively, within trade accounts receivable. At September 30, 2026 and 2025, there were no significant credit risk concentrations.
The Company has significant credit and performance exposure to financial institutions that hold cash. The Company's portfolio of financial sector exposure consists primarily of highly rated investment-grade, systemically important financial institutions.
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	This category includes quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.
Level III
This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, alternatively, long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

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The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II) [1]	Significant Unobservable Inputs (Level III) [1]	Total
U.S.$ millions
Derivative instrument assets	146	63	—	209
Derivative instrument liabilities	(146)	(60)	—	(206)
As at September 30, 2026	—	3	—	3

Derivative instrument assets	30	4	—	34
Derivative instrument liabilities	(28)	(1)	—	(29)
As at December 31, 2025	2	3	—	5
1.There were no transfers from Level II to Level III for the periods presented.
Non-derivative Financial Instruments
Fair Value of Non-derivative Financial Instruments
Available-for-sale assets are recorded at fair value, which is calculated using quoted market prices where available. Certain non‑derivative financial instruments included in cash and cash equivalents, accounts receivable, other current assets, other long-term assets, accounts payable and other, and other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance Sheet Presentation of Non-derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	September 30, 2026		December 31, 2025
U.S.$ millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes [1]	4,330	4,218	4,682	4,745
Junior Notes [1]	1,086	1,119	1,086	1,165
1.The carrying amount of the Senior Notes and Junior Notes include unamortized debt issuance costs of $21 million and $14 million, respectively (December 31, 2025 - $26 million and $14 million, respectively).
Available-for-sale Assets Summary
The following tables summarize additional information about the Company's Land Matters Consultation Initiative ("LMCI") restricted investments that were classified as available‑for‑sale assets:

	September 30,	December 31,
U.S.$ millions	2026	2025
Fair Value of Fixed Income Securities [1,2]
Maturing within 5 to 10 years	89	—
Maturing after 10 years	—	88
	89	88
1.Available-for-sale assets are recorded at fair value and included in other long-term assets on the consolidated balance sheets.
2.Classified in Level II of the fair value hierarchy.
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	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2026	2025	2026	2025
Net unrealized gains (losses) [1]	(4)	—	10	(1)
Net realized gains (losses) [1,2]	—	(1)	(13)	(2)
1.Net unrealized gains (losses) and net realized losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses within other long-term assets and liabilities on the consolidated balance sheets.
2.Net realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair Value of Derivative Instruments
The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value, with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

	September 30,	December 31,
U.S.$ millions	2026	2025
Total Derivative Assets (other current assets)	209	34
Total Derivative Liabilities (accounts payable and other)	(206)	(29)
Total Derivatives [1,2]	3	5
1.Fair value equals carrying value.
2.Relates to purchases and sales of crude oil.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to South Bow's risk management strategies, policies, and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's liquids commodity derivative instruments was as follows:

	September 30,	December 31,
	2026	2025
Gross purchases volumes (millions of barrels)	(21)	(33)
Gross sales volumes (millions of barrels)	20	22
Net Purchases Volumes (millions of barrels)	(1)	(11)
Maturity dates (year)	2026-2027	2026
South Bow Corporation Third Quarter 2026 Interim Financial Statements | 18

Unrealized and Realized Gains and Losses on Commodity Derivative Instruments

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2026	2025	2026	2025
Derivative Instruments Held for Trading [1]
Unrealized (losses) gains	(7)	17	(2)	25
Realized gains	108	77	290	288
Gains on Derivatives	101	94	288	313
1.Unrealized (losses) gains and realized gains on derivative instruments held for trading used to purchase and sell crude oil are included on a net basis in revenues in the consolidated statements of income.
Offsetting of Derivative Instruments
South Bow enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.
The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the consolidated balance sheets.
The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

As at September 30, 2026	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	209	(180)	29
Derivative instrument liabilities	(206)	180	(26)
1.Amounts available for offset do not include cash collateral pledged or received.

As at December 31, 2025	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	34	(28)	6
Derivative instrument liabilities	(29)	28	(1)
1.Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $13 million and letters of credit of $11 million at September 30, 2026 (December 31, 2025 – $26 million and $11 million, respectively) to its counterparties. At September 30, 2026, the Company held nil cash collateral and $60 million in letters of credit (December 31, 2025 – nil and $70 million, respectively) from counterparties on asset exposures.
Credit Risk-related Contingent Features of Derivative Instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk-related contingent event occurs, such as a downgrade in South Bow's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits. The Company has provided collateral for the derivative instruments with credit risk-related contingent features, recorded within other current assets on the consolidated balance sheets. At September 30, 2026 and December 31, 2025, there were no other derivative instruments that had credit risk-related features for which collateral was not provided.
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10. Contingencies
Withdrawal of Keystone Variable Toll Disputes
Effective September 30, 2025, the Company and associated parties agreed to withdraw all complaints and protests associated with the Keystone variable toll disputes previously filed with the Canada Energy Regulator ("CER"), Federal Energy Regulatory Commission, Court of King's Bench of Alberta, and D.C. Circuit Court (collectively, the "Withdrawal of Keystone Variable Toll Disputes"). Pursuant to an associated partial release of indemnification agreement and the Separation Agreement, the Former Parent was obligated to indemnify South Bow for certain amounts agreed to under the Withdrawal of Keystone Variable Toll Disputes.
During the three months ended September 30, 2026, the Company made $8 million in payments relating to indemnified liabilities and $6 million related to non-indemnified liabilities associated with the Withdrawal of Keystone Variable Toll Disputes. As at September 30, 2026, the Company has remaining liabilities of $22 million, discounted at the Company's credit adjusted rate, that are not subject to indemnification terms, due in the third quarter of each of the next four years.
CER Ruling
During the fourth quarter of 2025, the CER approved the Company's application for collection of the final adjusted variable tolls for the 2020 to 2024 period. As a result of the approval of the final tolls, the Company is no longer subject to interim tolling and has collected the final adjusted variable tolls for the 2020 to 2024 period from its Keystone Pipeline Canada customers during the period ended March 31, 2026.
Milepost 171 Incident
On April 8, 2025, the Company responded to an oil release of approximately 3,500 barrels at Milepost 171 ("MP-171") on the Keystone Pipeline, near Fort Ransom, North Dakota. On April 11, 2025, the Pipeline and Hazardous Materials Safety Administration ("PHMSA") issued a Corrective Action Order ("CAO"), requiring South Bow to undertake certain corrective actions in response to the MP-171 incident, including the completion of an independent third-party root cause analysis ("RCA") along with mechanical and metallurgical testing. On April 15, 2025, South Bow safely restarted the Keystone Pipeline under certain operating pressure restrictions after receiving regulatory approval from PHMSA. In early June 2025, South Bow completed the cleanup and reclamation of the incident site.
Findings and recommendations from the independent third-party RCA were released by PHMSA on February 11, 2026 and have been incorporated into South Bow's remedial work plan. The Company continues to advance remedial actions through its operations programs and continues to be able to meet all contractual transportation services while operating under the CAO.
Milepost 14 Incident
In December 2022, the MP-14 incident occurred on the Keystone Pipeline in Washington County, Kansas. As a result of the incident, the Company was subject to an Amended Corrective Action Order issued by PHMSA. By June 2023, the recovery of all released volumes was completed, and by October 2023, creek restoration was finished, returning natural flows to Mill Creek. In January 2025, the Company received PHMSA's approval of its remedial work plan. This approval culminated the completion of 2,145 miles of in-line inspections across the Keystone Pipeline System and 68 investigative digs over a two-year period. In March 2025, South Bow received approval from PHMSA to lift the pressure restriction on the affected segment to 72 per cent of the specified minimum yield strength of the pipeline.
The remaining balance related to ongoing long-term monitoring, reflected in accounts payable and other and other long-term liabilities on the consolidated balance sheets was $1 million and $1 million, respectively, at September 30, 2026 (December 31, 2025 – $3 million and $7 million, respectively).
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In July 2026, the U.S. Department of Justice, on behalf of the U.S. Environmental Protection Agency and the State of Kansas, announced a Clean Water Act consent decree with South Bow related to the MP-14 incident. Under the proposed consent decree, South Bow agreed to pay a total of $30 million in fines and penalties and perform pipeline integrity and other preventative measures on the Keystone Pipeline. The Company has a payable for amounts under the consent decree and a corresponding receivable from the Former Parent pursuant to the indemnification provisions of the Separation Agreement. South Bow has reached the maximum liability under the Separation Agreement. Refer to Note 5, Spinoff Transaction for additional details.
Other Proceedings
In addition to the proceedings above, the Company is subject to various legal proceedings, arbitration, and actions arising in the normal course of business. The amounts involved in such proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. It is the opinion of Management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company's financial position or results of operations.
11. Variable Interest Entities
Consolidated Variable Interest Entities
Certain of the Company's assets and liabilities are held through variable interest entities ("VIEs"), in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business, and the VIE's assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE's obligations, or are not considered a business, were as follows:

	September 30,	December 31,
U.S.$ millions	2026	2025
ASSETS
Current Assets
Cash and cash equivalents	2	2
Accounts receivable	4	3
Other current assets	6	4
	12	9

Plant, property and equipment, net	242	249
Net investment in lease	39	38
	293	296
LIABILITIES
Current Liabilities
Accounts payable and other	22	32
	22	32
Other Long-term Liabilities	14	15
	36	47
South Bow Corporation Third Quarter 2026 Interim Financial Statements | 21

Non-consolidated VIEs
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs were as follows:

	September 30,	December 31,
U.S.$ millions	2026	2025
Balance Sheet
Equity investments	627	652
Off-balance Sheet
Guarantees [1]	40	41
Maximum Exposure to Loss	667	693
1.Guarantees for the current and comparative period totalled C$56 million.
As at September 30, 2026, the amount due from non-consolidated VIEs of $3 million (December 31, 2025 - $6 million) is included in accounts receivable on the consolidated balance sheets. As at September 30, 2026, the amount due to non-consolidated VIEs of nil (December 31, 2025 - $2 million) is included in accounts payable and other on the consolidated balance sheets.
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